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AB* 3/3

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40729

SEC Mail Processing Section

FEB 27 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bannon, Ohanesian & Lecours, Inc.

OFFICIAL USE ONLY
023757
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 South Main Street, Suite 104
(No. and Street)

West Hartford (City) — CT (State) — 06110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

William Nicholson — (860) 521-4751 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) — Farmington (City) — CT (State) — 06034 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/4/08

OATH OR AFFIRMATION

I, Richard Ohanesian, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bannon, Ohanesian & Lecours, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: ,

Signature

Vice President

Title

Notary Public

MICHELLE GILLETTE
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BANNON, OHANESIAN & LECOURS, INC.

Financial Statements and
Supplementary Information

December 31, 2007

KOSTIN,
RUFFKESS
& COMPANY, LLC

Business Advisors and Certified Public Accountants

BANNON, OHANESIAN & LECOURS, INC.
December 31, 2007
Contents

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Bannon, Ohanesian & Lecours, Inc.

We have audited the accompanying statement of financial condition of Bannon, Ohanesian & Lecours, Inc., (the "Company") as of December 31, 2007, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannon, Ohanesian & Lecours, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 22, 2008

BANNON, OHANESIAN & LECOURS, INC.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	252,433
Investments		64,357
Accounts receivable		292,323
Insurance claim receivable		1,001,299
Security deposits		25,000
Prepaid expenses and other assets		22,430
Furniture and fixtures (net of accumulated depreciation of $194,075)		39,562
Total assets	$	1,697,404
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	151,685
Accrued commissions		294,793
Deferred income taxes		8,172
Stock redemption payable		900,000
Total liabilities		1,354,650
Stockholders' equity:		
Common stock, no par; 5,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		138,675
Retained earnings		173,448
Accumulated other comprehensive income		29,631
Total stockholders' equity		342,754
Total liabilities and stockholders' equity	$	1,697,404

END

The accompanying notes are an integral part of the financial statements